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FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 29606

SHARPE RESOURCES CORPORATION

(Translation of registrant's name into English)

3258 MOB NECK ROAD, HEATHSVILLE, VIRGINIA 22473

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..X... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- 4009

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sharpe Resources Corporation

(Registrant) By:\s\ Roland M. Larsen (Signature)*

Date August 25, 2004 President & CEO

* Print the name and title of the signing officer under his signature.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion (the “MD&A”) of the financial condition and results of operations of Sharpe Resources Corporation Inc. (the “Corporation”) constitutes management’s review of the factors that affected the Corporation’s financial and operating performance in the first quarter ended March 31, 2004. The MD&A was prepared as of May 14, 2004 and should be read in conjunction with the unaudited financial statements for the quarter ended March 31, 2004 of the corporation, including the notes thereto. Unless otherwise stated, all amounts discussed herein are denominated in United States dollars.

Overview

The Corporation is currently active in the State of Texas, with minor oil production in Brown County, Texas. The West Thrifty project can be considered to be a development project. The Corporation’s common shares were traded on the US OTC:BB. No capital financings were accomplished in 2003.

In early 2004, the Corporation’s common shares were listed in Canada on the TSX.V – NEX exchange. The Corporation has been evaluating oil and gas investment opportunities in the US and abroad as part of an effort to improve upon the Corporation’s production capacity. Capital for these acquisitions would be envisioned to come from equity and debt financing.

Results of Operations

The net loss for the quarter ended March 31, 2004 was $105,052 as compared to $76,066 for the quarter ended March 31, 2003. The increase of $28,986 in the net loss for the first quarter is primarily attributable to increased operating expenses at the West Thrifty Unit properties. Expenses were $119,852 for the quarter ended March 31, 2004 as compared to $101,990 for the quarter ended March 31 2003. In order to maintain the ongoing activities on the West Thrifty project the Corporation will need approximately $100,000 to maintain its share of the development program in 2004.

Liquidity and Capital Resources

The Corporation’s cash balance as at March 31, 2004 was $62,068 compared to $62,231 as at March 31, 2003. The fact that there was no material change in the cash balance is attributable to no equity or debt financing of the Corporation during 2003. Total assets as at March 31, 2004 were $126,920 representing a decrease from 2002 due to the sale of a 32% working interest in the West Thrifty property. Current liabilities as at March 31, 2004 were $129,029 compared to $106,588 as at March 31, 2003. This increase is the result of an increase in accounts payable of $37,796.

The cash provided by operating activities was $14,800 for the quarter ending March 31, 2004 compared to cash provided by operations of $25,924 for the same period in 2002. The decrease in cash provided by operating activities was primarily due to a decrease in production during the first quarter. The fact that little change in the cash position of the Corporation during 2004 compared to the same period in 2003 is due to rate of change in the Corporation’s financing activities and the lack of significant improvements in the oil production cash flow from the Corporation’s properties during this period.

On a forward going basis equity and debt financings will remain the single major source of cash flow for the Corporation. The primary reason is that current production cash flow is insufficient to allow the Corporation to grow at a rate to increase the necessary production capacity to achieve profitability in the near term. As revenue from operations improve the capital requirement of the Corporation will also improve. However, debt and equity financings will continue to be a source of capital to expand the Corporation’s activities in the future.

The Corporation is authorized to issue an unlimited number of Common Shares of which 33,184,803 are outstanding as at May 11, 2004. As at March 31, 2004 the Corporation had outstanding options to purchase 3,250,000 common shares with exercise prices from C$0.10-0.15 per share and expiration dates ranging from May 2005 to May 2008.

Selected Annual Information

The following selected financial information is derived from the audited annual financial statements of the Corporation and should be read in conjunction with such statements,

including the notes thereto:
2003		2002	2001
Selected Operating Data
Oil & Gas Revenue	$159,527	$55,631	$1,338,505
Production Costs	($253,638)	($237,800)	($294,757)
Expenses	($119,264)	($79,511)	($1,550,942)
Gain on Settlement of Debt	$0	$149,681	$13,671
Net Income (Loss) for the period	($13,648)	($111,999)	($2,333,040)
Earnings (Loss) per share basic	($0.00)	($0.00)	($0.07)
Earnings (Loss) per share diluted	($0.00)	($0.00)	($0.07)

2003 2002 2001 Selected Balance Sheet Data Total Assets $209,531 $162,406 $569,978 Long Term Debt ($664,533) ($664,533) ($931,868) Capital Stock ($10,921,861) ($10,921,861) ($10,921,861) Deficit ($11,514,611) ($11,500,963) ($11,388,864)

Selected Quarterly Information

The following is a summary of selected financial information of the Corporation for the quarterly periods indicated:

2004		2003
Q1		Q1
Revenue	14800	25,924
Expenses	($119,852)	($101,990)
Net Income
(Loss)	($105,052)	($76,066)
Net Income
(Loss) per
Common share
(basic and
diluted)	$0.00	$0.00

Trans actions with Related Parties

• Beyond what was disclosed in the annual report, there have been no additional related party transactions.

Changes in Accounting Policies

The Corporation has adopted, on a prospective basis, the Black-Scholes option evaluation method of accounting for the value of all stock option awards. Under this method the Corporation recognizes a compensation expense for all stock options awarded since January 1, 2003, based on the value of the options on the date of grant, which is determined by using an option-pricing model. The fair value compensation expense recorded for the year ended December 31, 2003 is $17,660. No compensation expense has been recorded for stock options issued before January 1, 2003.

Risk and Uncertainties

At the present time, the Corporation does not have sufficient production to maintain ongoing profitability. The Corporation’s viability and potential success lie in its ability to develop, exploit and generate revenue out of its current and future oil and gas properties. The Corporation’s ability to acquire and develop new oil and gas properties is a function of its ability to raise the necessary capital to pursue the efforts successfully.

The Corporation has limited financial resources and there is no assurance that additional capital will be available to it for further acquisitions, exploration and development of new or existing projects. Failure to obtain such additional financing could result in delay or indefinite postponement of further exploration and development of the property interests of the Corporation with the possible dilution or loss of such interests.

Forward Looking Statements

This MD&A includes certain “forward-looking statements” within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Corporation’s businesses, operations, plans and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to joint venture operations, actual results of current exploration activities, changes in project parameters as plans continue to be refined unavailability of financing, fluctuations in oil and gas prices and other factors. Although the Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results no to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Additional Information

Additional information relating to the Corporation, including the annual information form of the Corporation, can be found on SEDAR at www.sedar.com and on the Corporation’s website at www.sharpe-resources.com.

Roland M. Larsen President

\s\ Roland M. Larsen

Heathsville, VA May 14, 2004